Mail Stop 4561

April 8, 2009

David J.O'Connor
President
New England Bancshares, Inc.
855 Enfield Street
Enfield, Connecticut 06082

Re: New England Bancshares, Inc.
Form S-4, filed March 24, 2009
File Number 333-158193

Dear Mr. O'Connor:

We have monitored your Form S-4 with respect to the following comments. Where indicated, we think you should revise your documents in response to our comment. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information we may have additional comments.

The purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone number listed at the end of this letter.

Additional Information, page i

1. Please revise your disclosure regarding incorporation by reference to be correct. If you wish to incorporate Apple Valley Bank & Trust filings by reference they must be placed on the EDGAR system by including them in a filing by New England Bancshares.

Summary, page 5

2.   Given the current operating environment for financial companies and the performance of
        your companies, please provide a recent developments subsection to address any new,
        material information regarding operations for both companies since December 31, 2008.
        Please include March 31 capsule information, if available, together with appropriate
        textual discussion of your results. Note also for your risk factors section.

                                    * * * * *

Closing Comments

        As appropriate, please amend your registration statement in response to these comments.
You may wish to provide us with marked copies of the amendment to expedite our review.
Please furnish a cover letter with your amendment that keys your responses to our comments and
provides any requested supplemental information. Detailed cover letters greatly facilitate our
review. Please understand that we may have additional comments after reviewing your
amendment and responses to our comments.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure
in the filings reviewed by the staff to be certain that they have provided all information investors
require for an informed decision. Since the company and its management are in possession of all
facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of
the disclosures they have made.

        Notwithstanding our comments, in the event the company requests acceleration of the
effective date of the pending registration statement, it should furnish a letter, at the time of such
request, acknowledging that

   ·   should the Commission or the staff, acting pursuant to delegated authority, declare the
        filing effective, it does not foreclose the Commission from taking any action with respect
        to the filing;
   ·   the action of the Commission or the staff, acting pursuant to delegated authority, in
        declaring the filing effective, does not relieve the company from its full responsibility for
        the adequacy and accuracy of the disclosure in the filing; and
   ·   the company may not assert this action as defense in any proceeding initiated by the
        Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

Please direct any questions to me at 202-551-3421.

Sincerely,

David Lyon
Senior Financial Analysis

By FAX to: Larry Spaccasi
202-362-2902